Exhibit 99.1

Titan Medical Announces Chief Financial Officer Retirement and Successor Appointment

TORONTO--(BUSINESS WIRE)--September 8, 2020--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design and development of single-port robotic surgical technologies, today announced its Chief Financial Officer (CFO) Stephen Randall will retire after more than 10 years with Titan. As part of the Company’s succession planning process, Monique L. Delorme, currently Vice President, Finance at Titan, will be promoted to CFO effective October 1, 2020.

During his tenure at Titan, Mr. Randall played a leading role in financing Titan through 30 capital transactions, raising more than US $260 million to fund the Company’s research and development in robotic surgical technologies.

“For the past 10 years, Stephen has played a pivotal role in Titan’s journey from an early stage start up to become a leader in single-port robotic surgical technologies,” said David McNally, President and CEO of Titan Medical Inc. “Stephen’s leadership, guidance and unwavering commitment to Titan has been vital to our business - and for that we thank him. I am also pleased that Stephen will remain with the Company in his capacity as a director of the board and will continue to guide the Company toward realizing its vision for improving patient outcomes with its single-port robotic surgical system.”

Ms. Delorme joined the Company in March of 2019 and has been working closely with Mr. Randall during this transition period.

Ms. Delorme brings over 25 years of senior corporate leadership experience in the areas of finance, operations, corporate strategy and change management. She has served as a financial executive for several large and small publicly traded companies where she earned a reputation as a strategic leader with strong execution and communications skills. In 2012, she launched a successful consulting practice providing financial and CFO services to both private and public companies. Ms. Delorme is a Certified Public Accountant and a graduate of McGill University.

“On behalf of the Board of Directors and Titan employees, I would like to thank Stephen for his dedication and contributions to Titan and wish him the best for a well-deserved retirement,” said David McNally. “I am excited for Monique’s promotion to CFO, having worked together with her during the transition period. Her experience and leadership skills, as well as her in-depth understanding of Titan’s financial operations, made her the obvious choice as our new CFO. I welcome Monique to the executive team and look forward to her continuing contributions to Titan.”

About Titan

Titan Medical Inc. is focused on robotic-assisted technologies for application in minimally invasive surgery (“MIS”). Titan is developing a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a dual-view camera system with 3D and 2D high-definition vision systems and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an ergonomic interface to the patient cart and a 3D high-definition endoscopic view of the MIS procedure. Titan intends to initially pursue gynecologic surgical indications for use with its single-port robotic surgical system.

For more information, visit www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Report on Form 20F dated March 30, 2020 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Stephen Randall
Chief Financial Officer
+1-416-548-7522
stephen@titanmedicalinc.com